September 9, 2008

VIA EDGAR

David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 333-25029

Dear Mr. Humphrey:

On behalf of Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997 (the “Trust”), this letter responds to the staff’s comment letter dated July 21, 2008, with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2007, File No. 333-25029 (the “Annual Report”).

In response to your letter, set forth below is the staff’s comment in italics followed by the Company’s response.

Comment:

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

[…]
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response:

The Trust is an “asset-backed issuer,” as that term is defined in Item 1101(b) of Regulation AB.  Instruction J to Form 10-K permits an asset-backed issuer to omit certain information, including financial statements of the issuer and management’s assessment of internal control over financial reporting required by Item 8 and Item 9A of Form 10-K, respectively.  Notwithstanding Instruction J, the Trust voluntarily filed financial statements of the issuer in the Annual Report.  Nonetheless, Item 9A does not apply to the Annual Report.  Similarly, the introductory language to paragraph 4 and the language of paragraph 4(b) of the certificate required by Item 601(b)(31) of Regulation S-K is inapplicable to asset-backed issuers.

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In connection with responding to the staff’s comments, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact Bob Geier at 703-709-6716.

Sincerely,

/s/ Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation, as servicer

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